UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On October 28, 2025, I-MAB (the “Company”) announced the closing of the previously disclosed transaction pursuant to which its wholly owned subsidiary, I-Mab Biopharma Hong Kong Limited (“I-Mab Biopharma”), agreed to acquire 100% ownership of Bridge Health Biotech Co., Ltd. (“Bridge Health”) pursuant to an Equity Purchase Agreement, dated July 17, 2025, by and among I-Mab Biopharma, Bridge Health, the Sellers party thereto and Runsheng Li, in his capacity as the representative of Sellers (the “Purchase Agreement”).

As previously disclosed by the Company in its report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2025, under the terms of the Purchase Agreement, I-Mab Biopharma agreed to pay Bridge Health shareholders an upfront payment of $1.8 million and non-contingent payments of $1.2 million through 2027. In addition, Bridge Health shareholders may receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones.

The transaction provides the Company with rights to bispecific and multi-specific applications (including bispecific and multi-specific antibodies and antibody drug conjugates (ADCs)) based on the Claudin 18.2 (CLDN18.2) parental antibody used in the Company’s CLDN18.2 x 4-1BB bispecific antibody, givastomig.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which was filed as Exhibit 1.1 to the Company’s report on Form 6-K furnished with the SEC on July 17, 2025, and is incorporated herein by reference.

The information set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: October 28, 2025